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                                 EXHIBIT 17.2


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                         [LETTERHEAD OF HIALEAH, INC.]

                               October 21, 1996

Mr. R. D. Hubbard, Chairman, and
Members of the Board of Directors
Hollywood P.O. Box 369
P. O. Box 369
Inglewood, California 90306-0369

     Re: Letter of Resignation Dated October 17, 1996

Gentlemen:

     I, inadvertently, forgot to include the following statements which I wish to make a part of my letter of resignation referred to above.

     As evidence of Mr. Hubbard's effort to stifle any opposing views; namely my own, I wish to state for the record, that I was never appointed to any committee of the Board of Directors during my entire tenure on the Board. I am not aware of any other exclusion of Board members.

     In my letter I stated "At that time, led by Mr. Hubbard, the Board showed little interest in undertaking such an initiative. The comments being that Santa Anita was overpriced at $12.50, per share, (today it is $20.00, per share) and Hollywood Park stock was under priced at $10.00, per share. Obviously, my observations and evaluation of this initiative were accurate and perceptive." I failed to mention that Hollywood Park has sold for as low as $7.50, per share, during the past month, even while the company has instituted the "by back" program of 2,000,000 of its shares.

     I have further been advised that Boomtown, Inc. will seat two, not four, on the Board of Directors of Hollywood Park, Inc., as I previously indicated.

     Needless to say, we will vote our 872,980 shares (4.72%) against the
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proposed merger with Boomtown, Inc.  We believe there are others, with substantial holdings who will also do so.

                            Yours very truly,


                            /s/ John J. Brunetti
                            John J. Brunetti,
                            Chairman of the Board

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